 Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm in the Registration Statement on Form N-1A of the The Oberweis Funds and to the use of our report dated February 28, 2018 on the financial statements and financial highlights of Oberweis China Opportunities Fund, Oberweis Global Opportunities Fund (formerly, Oberweis Emerging Growth Fund), Oberweis International Opportunities Fund, Oberweis International Opportunities Institutional Fund, Oberweis Micro-Cap Fund, Oberweis Small-Cap Opportunities Fund, Oberweis Small-Cap Value Fund, and Oberweis International Opportunities Institutional Fund, each a series of shares of beneficial interest in The Oberweis Funds. Such financial statements and financial highlights appear in the December 31, 2017 Annual Report to Shareholders which is incorporated by reference into the Statement of Additional Information.

BBD, LLP

Philadelphia, Pennsylvania

April 30, 2018